1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 212 261 3333 Fax www.dechert.com MATTHEW Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 703 302 9402 Mobile

October 13, 2023

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re: CAZ Strategic Opportunities Fund (File Nos. 333-273837 and 811-23892)

Dear Ms. Dubey:

On behalf of CAZ Strategic Opportunities Fund (the “Fund”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) provided in a phone call on October 4, 2023 among Alexander C. Karampatsos and Matthew J. Carter of Dechert LLP, outside counsel to the Fund and Anu Dubey of the Staff, in connection with the Staff’s review of Pre-Effective Amendment No. 1 to the registration statement on Form N-2 (the “Registration Statement”) for the Fund filed with the SEC on September 27, 2023.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Comment: Please state supplementally whether or not the Fund is required to file fund of funds agreements as exhibits to its Registration Statement for purposes of complying with Rule 12d1-4 of the Investment Company Act of 1940 (“1940 Act”).

Response: The Fund does not currently intend to invest in other registered investment companies and/or business development companies in reliance upon Rule 12d1-4 such that the Fund is required to enter into a fund of funds agreement. Accordingly, the Fund confirms that it is not required to file such fund of funds agreements.

October 13, 2023 Page 2

PROSPECTUS

Cover Page

2.	Comment: The cover page identifies Class A Shares, Class D Shares and Class I Shares as being offered by the Fund. Under “Securities Offered,” please revise the disclosure to clarify that presently only Class I Shares are being offered while the others are not being offered.

Response: The Fund has revised its disclosure to add the following sentence at the end of the “Securities Offered” section:

The Fund does not currently offer Class A and Class D Shares.

Prospectus Summary – Summary of Terms (pages 1-25)

3.	Comment: Under the “Investment Opportunities and Strategies – Real Estate” sub-section, there is a reference to mortgage securities. Please revise the Fund’s risk disclosure to disclose the risks relating to mortgage securities or explain supplementally where in the Fund’s Registration Statement such risks are disclosed.

Response: The Fund has revised its disclosure as follows:

The following disclosure has been added under the “Risk Factors” sub-section:

Mortgage-Related Instruments Risk − The mortgage-related assets in which the Fund may invest include, but are not limited to, any security, instrument or other asset that is related to U.S. or non-U.S. mortgages, including those issued by private originators or issuers, or issued or guaranteed as to principal or interest by the U.S. government or its agencies or instrumentalities or by non-U.S. governments or authorities, such as, without limitation, assets representing interests in, collateralized or backed by, or whose values are determined in whole or in part by reference to any number of mortgages or pools of mortgages or the payment experience of such mortgages or pools of mortgages.

Mortgage-related instruments represent interests in “pools” of mortgages and often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments.

October 13, 2023 Page 3

Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related assets, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility since individual mortgage holders are less likely to exercise prepayment options, thereby putting additional downward pressure on the value of these securities and potentially causing the Fund to lose money.

The Fund may also invest in the residual or equity tranches of mortgage-related instruments, which may be referred to as subordinate mortgage-backed instruments and interest-only mortgage-backed instruments. The Fund expects that investments in subordinate mortgage-backed instruments will be subject to risks arising from delinquencies and foreclosures, thereby exposing its investment portfolio to potential losses. Subordinate securities mortgage-backed instruments are also subject to greater credit risk than those mortgage-backed instruments that are more highly rated.

The following disclosure has been added under the “Types of Investments and Related Risks” section:

Mortgage-Related Instruments Risk. The mortgage-related assets in which the Fund may invest include, but are not limited to, any security, instrument or other asset that is related to U.S. or non-U.S. mortgages, including those issued by private originators or issuers, or issued or guaranteed as to principal or interest by the U.S. government or its agencies or instrumentalities or by non-U.S. governments or authorities, such as, without limitation, assets representing interests in, collateralized or backed by, or whose values are determined in whole or in part by reference to any number of mortgages or pools of mortgages or the payment experience of such mortgages or pools of mortgages.

Mortgage-related instruments represent interests in “pools” of mortgages and often involve risks that are different from or possibly more acute than risks associated with other types of debt instruments.

Generally, rising interest rates tend to extend the duration of fixed rate mortgage-related assets, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility since individual mortgage holders are less likely to exercise prepayment options, thereby putting additional downward pressure on the value of these securities and potentially causing the Fund to lose money.

October 13, 2023 Page 4

The Fund may also invest in the residual or equity tranches of mortgage-related instruments, which may be referred to as subordinate mortgage-backed instruments and interest-only mortgage-backed instruments. The Fund expects that investments in subordinate mortgage-backed instruments will be subject to risks arising from delinquencies and foreclosures, thereby exposing its investment portfolio to potential losses. Subordinate securities mortgage-backed instruments are also subject to greater credit risk than those mortgage-backed instruments that are more highly rated.

The mortgage markets in the United States and in various foreign countries have experienced extreme difficulties in the past that adversely affected the performance and market value of certain mortgage-related investments. Delinquencies and losses on residential and commercial mortgage loans (especially subprime and second-lien mortgage loans) may increase, and a decline in or flattening of housing and other real property values may exacerbate such delinquencies and losses. In addition, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could continue or worsen.

4.	Comment: Under the “Shares Repurchased by the Fund” sub-section, please revise to remove the disclosure relating the Fund’s ability to repurchases Shares from shareholders if determined to be in the best interests of the Fund.

Response: The Fund has revised its disclosure as follows:

… . In addition, the Fund has the right, subject to applicable law (including Section 23(c) of the 1940 Act and the rules thereunder), to repurchase Shares of shareholders ~~if the Fund determines that the repurchase is in the best interest of the Fund or~~ upon the occurrence of certain events specified in the Fund’s Agreement and Declaration of Trust.

Investment Objectives and Strategies – Portfolio Composition (page 31)

5.	Comment: The second to last sentence of this section states that one or more subsidiary entities may be employed to earn such income and hold the related investments. Please respond to the following comments regarding any entity that engages in investment activities in securities or other assets that is primarily controlled by the Fund (a “Subsidiary”). A primarily controlled entity is an entity that the Fund controls as defined

October 13, 2023 Page 5

in Section 2(a)(9) of the 1940 Act and for which the Fund’s control of the entity is greater than that of any other person.

a.	Comment: Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Response: The Fund confirms that it will comply with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with any Subsidiary entity. The Fund has added the following disclosure to the end of the sub-section:

The Fund does not currently intend to create or acquire primary control of any entity that engages in investment activities in securities or other assets other than entities wholly owned by the Fund.

b.	Comment: Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the entity’s debt as its own for purposes of Section 18.

Response: The Fund confirms that it will comply with provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Subsidiary entity. Please see the disclosure revision included in the Fund’s response to Comment 5(a). The Fund respectfully submits that no additional disclosure revisions are necessary in response to this comment.

c.	Comment: Disclose that each investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the Subsidiary and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

Response: The Fund acknowledges the SEC staff’s comments and notes that it does not expect that any Subsidiary entity will be party to an investment advisory contract. Furthermore, the Fund’s Subsidiary entities will not be registered investment companies under the 1940 Act and therefore will not be subject to the requirements of Section 15 thereof. Please see the disclosure revision included in the Fund’s response to Comment 5(a). The Fund respectfully submits that no additional disclosure revisions are necessary in response to this comment.

d.	Comment: Disclose that each Subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the entity.

October 13, 2023 Page 6

Response: The Fund respectfully submits that any Subsidiary entity will not be a registered investment company under the 1940 Act and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 17. However, the Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to each of its Subsidiary entities. Please see the disclosure revision included in the Fund’s response to Comment 5(a). The Fund respectfully submits that no additional disclosure revisions are necessary in response to this comment.

Sales Charge – Class A Shares – Purchase of Class A Shares (page 62)

6.	Comment: This first sentence of the third paragraph states that the availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund Shares. Please identify the financial intermediaries and account types that offer sales charge waivers and discounts or disclose that there are currently no financial intermediaries that are offering sales charge waivers and discounts.

Response: The Fund and its Distributor have not yet engaged a financial intermediary that intends to offer sales charge waivers and discounts. The Fund has revised its disclosure accordingly to reflect this status.

Sales Charge – Class A Shares – Waivers of Class A Sales Charges (page 63)

7.	Comment: The last two bullet points refer to financial intermediaries and broker-dealers that have entered into agreements with the Distributor. Please identify the financial intermediaries and broker-dealers who have entered into such agreements or disclose that there are currently no active agreements.

Response: The Distributor has not yet entered into any agreements with financial intermediaries and broker-dealers. The Fund has revised its disclosure accordingly to reflect this status. The Fund also undertakes to supplement its Prospectus to identify any financial intermediaries or broker-dealers that enter into such agreements with the Distributor.

Repurchases and Transfers of Shares (pages 67 – 69)

8.	Comment: Under the “Repurchases of Shares” sub-section, please revise to remove the disclosure relating the Fund’s ability to repurchases Shares from shareholders if determined to be in the best interests of the Fund.

October 13, 2023 Page 7

Response: The Fund acknowledges this comment and has revised its disclosure accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies – C. Additional Information Regarding Investment Restrictions (pages 37 - 38)

9.	Comment: Disclose that the Fund will consider the holdings of other investment companies in which it invests for purposes of determining compliance with its concentration policy.

Response: The Fund acknowledges this comment and has revised its disclosure accordingly.

* * *

October 13, 2023 Page 8

Should you have any questions regarding this letter, please contact Alexander C. Karampatsos at 202.261.3402 (or by e-mail at Alexander.Karampatsos@dechert.com) or Matthew Carter at 202.261.3395 (or by e-mail at Matthew.Carter@dechert.com).

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos

/s/ Matthew J. Carter

Matthew J. Carter

cc: Christopher A. Zook, CAZ Investments LP

Isaiah Massey, Sole Initial Trustee

Thomas J. Friedmann, Dechert LLP